VK 3/18/04

04015844

A/+ 3/16/2004 **

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response...... 12.00	

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 01 2004
WASH. D.C. 153 SECTION

SEC FILE NUMBER
8- 47474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hold Brothers On-Line Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Washington Blvd., 14th Floor
(No. and Street)

Jersey City (City) New Jersey (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Tobias (201) 499-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, John P.
(Name – *if individual, state last, first, middle name*)

528 N. New Street (Address) Bethlehem (City) Pennsylvania (State) 18018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

A/+ 3.25.2004

OATH OR AFFIRMATION

I, William Tobias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hold Brothers On-Line Investment Services, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Notary Public

GABRIELLE MARZOCCO
Notary Public of New Jersey
My Commission Expires
January 5, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Contents

John P. Morey
Certified Public Accountant

To the Members
Hold Brothers On-Line Investment Services, LLC:

I have audited the accompanying statement of financial condition of Hold Brothers On-Line Investment Services, LLC (the Company) as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hold Brothers On-Line Investment Services, LLC, as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

John P. Morey
John P. Morey, CPA
Bethlehem, PA 18018
February 26, 2004

528 N. New Street
Bethlehem, PA 18018

Tel: (610) 882-1000
Fax: (610) 882-2418
jmorey@moreycpa.com

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Statement of Financial Condition
December 31, 2003

ASSETS		
Cash and cash equivalents	$ 8,439,826	
Receivable from brokers and dealers	334,642	
Securities owned:		
Marketable securities, at market value	3,214,478	
Not readily marketable, at estimated fair value	428,945	
Property and equipment, net of accumulated depreciation of $184,374	138,317	
Prepaids and other assets	87,023	
Receivable from affiliate	411,178	
Security and clearing deposits	85,445	
TOTAL ASSETS		$ 13,139,854
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable	$ 1,791,827	
Payable to clearing broker	977,364	
Accrued expenses and other liabilities	544,492	
Securities sold, not yet purchased, at market value	381,360	
Payable to affiliates	290,030	
TOTAL LIABILITIES		3,985,073
MEMBERS' EQUITY		
Class A voting, members units	8,152,345	
Class B nonvoting, members units	1,002,436	
		9,154,781
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 13,139,854

See notes to financial statements

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Notes to Financial Statements
December 31, 2003

NOTE A – ORGANIZATION

Nature of business

Hold Brothers On-Line Investment Services, Inc. was organized in 1994 in the State of Delaware and during 2002, was reorganized as a limited liability company, and became Hold Brothers On-Line Investment Services, LLC (the "Company"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is a majority owned subsidiary of Hold Brothers, Inc. (the "Parent").

The Company engages in the trading of equity securities and options and provides brokerage services to individuals. The Company provides these services through its home office in Jersey City, New Jersey and its branch network. The Company introduces all of its customer securities transactions to another broker-dealer on a fully disclosed basis. All related clearing and depository operations for these transactions are performed by the clearing broker.

The Company is self clearing for its proprietary transactions and has a direct clearing relationship with National Securities Clearing Corporation (NSCC).

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

Cash and cash equivalents include cash and money market accounts.

[2] Securities transactions:

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Marketable securities, including derivative contracts, are carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is generally determined by quoted market prices. The fair value of exchange traded derivatives, primarily option contracts, is determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments. Non-marketable securities are valued at fair value as determined by management.

[3] Property and equipment:

Furniture, equipment and vehicles are stated at cost less accumulated depreciation. Depreciation is computed on straight-line basis over the estimated useful life of the related asset.

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Notes to Financial Statements
December 31, 2003

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] Income taxes:

A limited liability company is treated as a partnership for income tax purposes and is not subject to income taxes. The taxable income or loss of the Company is includible in the income tax returns of its members. Therefore, no provision for income tax has been provided.

[5] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2003 consists of:

Furniture and equipment	$ 204,725
Vehicles	117,966
	322,691
Less accumulated depreciation	184,374
	$ 138,317

NOTE D – COMMITMENTS AND CONTINGENCIES

Leases:

The Company leases office space under a long-term lease. Future obligations relating to the primary terms of the Company's long-term office space lease are:

Year Ending December 31:	
2004	$ 613,470
2005	613,470
2006	512,409
2007	396,480
2008	396,480
Thereafter	363,440
	$ 2,895,749

Rent expense under operating leases was $854,653 for the year ended December 31, 2003.

NOTE D – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Letters of credit:

The Company has secured letters of credit ("LOC") issued in favor of the Company's landlords, which were issued by a diversified U.S. financial institution in the aggregate amount of $486,087. These LOC mature from October 2004 through November 2004. At December 31, 2003, there were no outstanding borrowings under these LOC. As of December 31, 2003, cash of $528,085 was pledged and deposited to secure the LOC.

Litigation:

The Company is a party or defendant in various pending civil actions and arbitrations. The Company has also been the subject of several regulatory inquiries during the past year in its ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsels handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

NOTE E – MEMBERS' EQUITY

The Class A member units are voting.

The Class B members' units are nonvoting. Each Class B member is allocated the net income or loss from certain trading activities.

NOTE F – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2003, the Company had net capital of $7,109,760, which was $6,859,760 in excess of its required net capital of $250,000. The Company ratio of aggregate indebtedness to net capital was .37 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE G – RELATED PARTY TRANSACTIONS

The Company has a software license agreement with Holdsoftware.Com, Inc. an affiliated company. Included in software licensing expense is $1,128,189 related to this agreement. Included in payable to affiliates is $121,611 that represents accrued costs associated with this software license. This balance is settled on a monthly basis.

Included in payable to affiliates is $168,419 that represents amounts owed for employee benefits paid by Hold Brothers, Inc., an affiliated company.

NOTE G – RELATED PARTY TRANSACTIONS (CONTINUED)

During 2003, the Company sold certain furniture and equipment and other assets at the appraised value of $647,367 to Cross River Management Corporation, an affiliated company. The Company also paid a fee of $100,000 to Cross River Management Corporation for services. At December 31, 2003, the Company was owed $411,178 from Cross River Management Corporation.

NOTE H – CREDIT AND MARKET RISK

A clearing broker-dealer carries all of the customer accounts of the Company and is responsible for the execution, collection and payments of funds and, receipt and delivery of securities related to security transactions. Customer transactions are entered into on either a cash or margin basis. In a margin transaction, the Company, through its clearing broker-dealer, extends credit to a client for the purchase of securities using the securities purchased and/or other securities in the customer's account as collateral for loaned amounts. Market declines could reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold. Customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge the losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker-dealer.

At December 31, 2003 cash and cash equivalents were held on deposit at diversified U.S. financial institutions. Included in cash is $14,859 of restricted cash in accordance with NSCC requirements. Also, there is $528,085 of restricted cash pursuant to two letters of credit (see Note D).

Receivable from clearing broker represents cash on deposit at the clearing brokers and trade date accruals with NSCC and the net amount due from its clearing broker relating to customer securities transactions introduced by the Company.